

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number **1-8841**

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company
(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

**700 Universe Boulevard
Juno Beach, Florida 33408**
(Address of principal executive office)

INDEPENDENT AUDITORS' REPORT

TO THE PARTICIPANTS AND THE EMPLOYEE BENEFIT PLANS ADMINISTRATIVE COMMITTEE:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 26, 2003

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Accrued interest receivable - Leveraged ESOP Account	$ 123	$ 189
General investments	283,039,590	308,556,062
Employer securities, at fair value:		
Employer securities held in the Master Trust	157,908,592	150,088,646
Leveraged ESOP employer securities	110,794,434	112,105,274
Total employer securities	268,703,026	262,193,920
Total	551,742,739	570,750,171
LIABILITIES		
Interest payable - Leveraged ESOP Account	248,771	263,348
Acquisition indebtedness of Leveraged ESOP	77,018,773	82,028,871
Total	77,267,544	82,292,219
NET ASSETS AVAILABLE FOR BENEFITS	$ 474,475,195	$ 488,457,952

The accompanying Notes to Financial Statements are an integral part of these statements.

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2002
ADDITIONS		
Contributions:		
Received from Participants	$ 17,044,604	
Noncash contributions (from employer)	6,537,089	
Total contributions		$ 23,581,693
Earnings (losses) on investments:		
Interest:		
Interest-bearing cash	98,297	
Other loans (Participant loans)	1,107,729	
Total interest		1,206,026
Net appreciation (depreciation) in fair value of investments:		
Master trust	19,750,369	
Registered investment companies	(41,693,772)	
Total net depreciation in fair value of investments		(21,943,403)
Total		2,844,316
DEDUCTIONS		
Benefit payments to Participants or beneficiaries		19,726,824
Deemed distributions of Participant loans		(86,206)
Administrative expenses		57,649
Total		19,698,267
NET DECREASE		(16,853,951)
TRANSFERS		
Transfers from the Plan - net	(842,575)	
Effect of current year Leveraged ESOP activity	3,713,769	
Total transfers to the Plan		2,871,194
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		488,457,952
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		$ 474,475,195

The accompanying Notes to Financial Statements are an integral part of these statements.

1. Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the FPL Group Employee Thrift Plan (Group Plan) and the FPL Energy Operating Services, Inc. Employee Thrift Plan (FPL Energy OSI Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group) has been designated as an employee stock ownership plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company), FPL Energy Maine Operating Services, LLC (FPL Energy Maine), or FPL Energy Seabrook, LLC (Seabrook) whose compensation is established under a collective bargaining agreement between FPL or FPL Energy Maine and its respective unit of the International Brotherhood of Electrical Workers AFL-CIO or between Seabrook and The Utility Workers Union of America (collectively, Bargaining Unit). The Plan was amended in 1999 and 2002 to include bargaining unit employees of FPL Energy Maine and Seabrook respectively. Bargaining Unit employees, except Seabrook, are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service or on the first day of any payroll period thereafter. Effective November 1, 2002, Seabrook bargaining unit employees were eligible to participate in the Plan immediately. Eligibility changed for Seabrook bargaining unit employees hired on or after April 1, 2003, to the first day of any month following one full month of employment or anytime thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Under the new tax laws in effect as of January 1, 2002, the limitation on Tax Saver Contributions was increased to $11,000 and an additional $1,000 for each year thereafter through 2006. In addition, individuals age 50 or older who contributed the maximum allowable under the Plan had the option of contributing up to an additional $1,000 in Tax Saver Contributions for 2002. This catch-up amount increases an additional $1,000 for each year between 2003 and 2006. The 2002 catch-up feature does not apply to the FPL Energy Maine bargaining unit employees until the beginning of the 2003 plan year.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Participant's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2002, the Company had in place a Dividend Payout Program which enabled Participants (except for FPL Energy Maine bargaining unit employees) to choose how their dividends on certain shares of Common Stock held in the Plan were to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to Participants included reinvestment of dividends in Common Stock; distribution of dividends in cash; or a partial distribution with the balance reinvested in Common Stock. Due to tax law changes which now allow the deductibility of dividends that are reinvested in Common Stock, beginning in 2002, the recontribution option previously provided under the Flexible Dividend Program was eliminated. The Flexible Dividend Program is now being referred to as the Dividend Payout Program. The Dividend Payout Program was made available to the FPL Energy Maine bargaining unit employees beginning with the 2003 plan year.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation plus certain other forms of compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Participant's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Participants to be made in whole percentages from 1% to 13% of their Earnings, bringing the total maximum contributions to 20%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations. The increase to 20% for contributions was not approved for the FPL Energy Maine bargaining unit employees until June 26, 2002. Effective November 1,

2002, the Seabrook bargaining unit employees could elect to contribute up to a combined pretax and after-tax maximum of 25%. Effective November 1, 2002, the Seabrook bargaining unit employees received Company matching contributions on the first 3% of earnings on a pretax basis. Effective April 1, 2003, after-tax contributions were also included for purposes of calculating Company match for a combined pretax and after-tax contribution of up to 3% of earnings. Beginning January 1, 2003, the basic and supplemental Tax Saver Contributions will be combined into one pretax contribution category and the basic and supplemental after-tax contributions will be combined into one after-tax contribution category. Company matching contributions will remain the same.

The value of a Participant's contributions (including all income, gains and losses) is at all times 100% vested. For bargaining unit employees of FPL Energy Maine, Company matching contributions are fully vested upon attaining six months of service. For bargaining unit employees of Seabrook, Company matching contributions are fully vested immediately but they must complete six months of service before they are eligible for Company matching contributions. Effective April 1, 2003, Seabrook Participants will be immediately eligible for Company matching contributions after completing one full month of service. For all others, Company matching contributions vest at a rate of 20% each year and are fully vested upon a Participant attaining five years of service. An employee may also receive vesting credit for prior years of service with FPL Group or any of its subsidiaries.

The Plan's investment options include fourteen core funds, as well as a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short-and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Participants, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Participant contributions from one investment option to another. At December 31, 2002, the number of Participants contributing to the Plan was 3,809. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Participant who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by FPL's bargaining unit and serving on Company property while on a leave of absence from the Company will be reimbursed by FPL's bargaining unit.

A Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Participant's account, whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The rate of interest for loans is determined taking into account the prime rate at the time of origination. The interest rate for Participant loans is fixed and ranged from 4.75% to 9.00% for loans outstanding at December 31, 2002.

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Participant's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the Group Plan or the FPL Energy OSI Plan. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit status while employed by FPL, FPL Energy Maine or Seabrook.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Participants is recognized when earned. Contributions by Participants and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Participants are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Participant accounts are

adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2002, the contract value and fair value of investment contracts were $82,652,000 and $85,980,000, respectively. At December 31, 2001, the contract value and fair value of investment contracts were $59,638,000 and $61,273,000, respectively. The average yield for the portfolio of investment contracts was 4.91% and 5.69% for 2002 and 2001, respectively. The crediting interest rate at December 31, 2002 and 2001 was 4.96% and 5.29%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2. Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the Group Plan and the FPL Energy OSI Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Participants. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held in the Master Trust on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of participants under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans is presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	The Group Plan	The Plan	The FPL Energy OSI Plan
Allocation percentage	100.0%	70.5%	28.7%	0.8%
Accrued interest	$ 427	$ 301	$ 123	$ 3
Employer securities	385,656,323	271,828,316	110,794,434	3,033,573
Total assets	385,656,750	271,828,617	110,794,557	3,033,576
Interest payable	865,928	610,346	248,771	6,811
Acquisition indebtedness	268,089,070	188,961,508	77,018,773	2,108,789
Total liabilities	268,954,998	189,571,854	77,267,544	2,115,600
Net assets at December 31, 2002	$ 116,701,752	$ 82,256,763	$ 33,527,013	$ 917,976
Contributions received from employer	$ 23,812,860			
Interest income	2,802			
Dividends	15,527,477			
Net appreciation in fair value of investments	24,135,875			
Total	63,479,014			
Interest expense	27,349,696			
Net income	36,129,318	$ 25,465,605	$ 10,379,521	$ 284,192
Allocation of shares to plans	(24,045,350)	(16,663,086)	(6,537,089)	(845,175)
Transfers to (from) the plan	-	(707,629)	(128,663)	836,292
Effect of current year leveraged ESOP activity on net assets	12,083,968	8,094,890	3,713,769	275,309
Net assets at December 31, 2001	104,617,784	74,161,873	29,813,244	642,667
Net assets at December 31, 2002	$ 116,701,752	$ 82,256,763	$ 33,527,013	$ 917,976

3. Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the Group Plan and the FPL Energy OSI Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of participants under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of participants under the plans. In 2002, dividends received from shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the plans totaled approximately $15,527,000 and $7,823,000, respectively. Cash contributed in 2002 by FPL Group for the debt service shortfall totaled approximately $23,813,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of participants under the plans for debt service. During 2002, 561,275 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2003 - $5,023,600; 2004 - $5,604,000; 2005 - $6,200,000; 2006 - $8,408,000; 2007 - $9,645,600 and thereafter - $233,207,870.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4. Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2002, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Participants' accounts are reinvested in Common Stock for the benefit of its Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5. Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,	
	2002	2001
Long-term Growth Investment Strategy	$ 19,598,932[1]	$ 24,608,033
FPL Managed Income Fund	79,758,143	59,143,154
Spartan U.S. Equity Index Fund	35,703,208	51,178,526
Fidelity Magellan Fund	32,711,815	49,265,564
Fidelity OTC Portfolio	22,799,668	35,422,837
FPL Group Stock Fund [2]	99,621,087	98,927,742
FPL Group Stock LESOP Fund [3]	59,087,112	52,331,406

(1) Does not represent five percent or more of Plan net assets; amount shown for comparability.
(2) Includes short-term investments of $344,344, and $751,851 at December 31, 2002 and 2001, respectively, to provide liquidity.
(3) Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $455,263 and $418,651 at December 31, 2002 and 2001, respectively, to provide liquidity.

6. Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Participants. In 2002, the tax laws were changed to expand the deductibility of dividends on Common Stock to include all dividends, whether distributed or reinvested in Common Stock, as long as all Participants are given the option to receive a distribution in cash.

Company contributions to the Plan on a Participant's behalf, the Participant's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Participant until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7. Expenses

Certain fees, such as annual account maintenance and investment management fees, are paid by Plan Participants. Beginning with the fourth quarter of 2002, the annual account maintenance fee that had been charged quarterly to participants' accounts will no longer be charged. Trustee's fees and expenses are paid by the Plan and are reflected in the financial statements as administrative expenses.

8. Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan, the Group Plan and the FPL Energy OSI Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.

	Percent of Interest in Master Trust December 31,	
	2002	2001
FPL MANAGED INCOME PORTFOLIO		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	74.8%	76.9%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	25.0%	22.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.2%	0.2%
CONSERVATIVE INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	80.4%	77.1%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	18.2%	22.0%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	1.4%	0.9%
MODERATE GROWTH INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	75.8%	74.8%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	23.9%	25.2%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.3%	0.0%

	Percent of Interest in Master Trust	
	December 31,	
	2002	2001
LONG-TERM GROWTH INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	71.7%	71.1%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	28.1%	28.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.2%	0.0%
FPL GROUP STOCK FUND		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	66.2%	67.1%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	33.5%	32.7%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.3%	0.2%
FPL GROUP STOCK LESOP FUND		
FPL Group Employee Thrift Plan		
EIN 59-0247775		
PN 002	71.2%	71.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company		
EIN 59-0247775		
PN 003	27.9%	28.0%
FPL Energy Operating Services, Inc. Employee Thrift Plan		
EIN 65-0471798		
PN 001	0.9%	0.6%

FPL MANAGED INCOME PORTFOLIO

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
General investments:		
Value of unallocated insurance and financial institution contracts	$ 324,025,276	$ 258,419,221
Total	324,025,276	258,419,221
LIABILITIES	4,850,145	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 319,175,131	$ 258,419,221

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
ADDITIONS	
Contributions received from Participants	$ 8,315,590
Earnings on investments:	
Interest	13,433,619
Total	21,749,209
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	28,363,290
Account maintenance fees	9,243
Total	28,372,533
NET DECREASE	(6,623,324)
TRANSFERS	
Transfers into fund	394,500,618
Transfers out of fund	(327,121,384)
Net transfers	67,379,234
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	258,419,221
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	$ 319,175,131

CONSERVATIVE INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, | |
	2002	2001
ASSETS		
Receivables:		
Income	$ 59,243	$ 76,641
Other	51	47,100
Total receivables	59,294	123,741
General investments:		
Value of unallocated insurance and financial institution contracts	9,458,818	10,675,074
Mutual funds	9,000,545	10,533,453
Total general investments	18,459,363	21,208,527
Total	18,518,657	21,332,268
LIABILITIES	142,999	128
NET ASSETS AVAILABLE FOR BENEFITS	$ 18,375,658	$ 21,332,140

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
ADDITIONS	
Contributions received from Participants	$ 559,293
Earnings (losses) on investments:	
Interest	517,156
Dividends	348,365
Net depreciation in fair value of investments	(939,740)
Total	485,074
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	1,313,261
Account maintenance fees	1,186
Total	1,314,447
NET DECREASE	(829,373)
TRANSFERS	
Transfers into fund	3,139,350
Transfers out of fund	(5,266,459)
Net transfers	(2,127,109)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	21,332,140
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	$ 18,375,658

MODERATE GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Receivables:		
Income	$ 128,524	$ 179,402
Other	605	25
Total receivables	129,129	179,427
General investments:		
Value of unallocated insurance and financial institution contracts	16,440,242	19,067,064
Mutual funds	47,306,187	57,909,195
Total general investments	63,746,429	76,976,259
Total	63,875,558	77,155,686
LIABILITIES	246,084	4,754
NET ASSETS AVAILABLE FOR BENEFITS	$ 63,629,474	$ 77,150,932

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
ADDITIONS	
Contributions received from Participants	$ 2,819,583
Earnings (losses) on investments:	
Interest	896,027
Dividends	1,432,833
Net depreciation in fair value of investments	(7,892,428)
Total	(2,743,985)
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	3,640,207
Account maintenance fees	5,762
Total	3,645,969
NET DECREASE	(6,389,954)
TRANSFERS	
Transfers into fund	5,844,822
Transfers out of fund	(12,976,326)
Net transfers	(7,131,504)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	77,150,932
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	$ 63,629,474

LONG-TERM GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Receivables:		
Income	$ 69,181	$ 99,017
Other	14,516	-
Total receivables	83,697	99,017
General investments:		
Value of unallocated insurance and financial institution contracts	7,246,428	8,571,304
Mutual funds	62,493,918	76,627,483
Total general investments	69,740,346	85,198,787
Total	69,824,043	85,297,804
LIABILITIES	114,960	101,333
NET ASSETS AVAILABLE FOR BENEFITS	$ 69,709,083	$ 85,196,471

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
ADDITIONS	
Contributions received from Participants	$ 4,632,298
Earnings (losses) on investments:	
Interest	391,201
Dividends	1,443,545
Net depreciation in fair value of investments	(12,857,962)
Total	(6,390,918)
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	2,452,314
Account maintenance fees	8,185
Total	2,460,499
NET DECREASE	(8,851,417)
TRANSFERS	
Transfers into fund	4,723,251
Transfers out of fund	(11,359,222)
Net transfers	(6,635,971)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	85,196,471
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	$ 69,709,083

FPL GROUP STOCK FUND

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Receivables:		
Income	$ 1,758	$ 3,978
Other	2,025,302	372,436
Total receivables	2,027,060	376,414
General investments:		
Money market	1,028,685	2,300,687
Employer securities	294,932,634	301,110,276
Total	297,988,379	303,787,377
LIABILITIES	300,777	1,022,944
NET ASSETS AVAILABLE FOR BENEFITS	$ 297,687,602	$ 302,764,433

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
ADDITIONS	
Contributions received from Participants	$ 5,369,533
Earnings on investments:	
Interest	47,887
Dividends	12,062,177
Net appreciation in fair value of investments	20,474,653
Total	37,954,250
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	25,663,444
Account maintenance fees	35,796
Total	25,699,240
NET INCREASE	12,255,010
TRANSFERS	
Transfers into fund	118,410,950
Transfers out of fund	(135,742,791)
Net transfers	(17,331,841)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	302,764,433
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	$ 297,687,602

FPL GROUP STOCK LESOP FUND
(nonparticipant-directed)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Receivables:		
Income	$ 1,857	$ 2,656
Other	424,822	193,213
Total receivables	426,679	195,869
General investments:		
Money market	1,630,356	1,484,652
Employer securities	209,630,859	185,018,790
Total	211,687,894	186,699,311
LIABILITIES	69,480	108,300
NET ASSETS AVAILABLE FOR BENEFITS	$ 211,618,414	$ 186,591,011

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
ADDITIONS	
Contributions received from Participants	$ 24,045,350
Earnings on investments:	
Interest	30,710
Dividends	7,823,156
Net appreciation in fair value of investments	28,980,124
Total	60,879,340
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	16,365,400
Account maintenance fees	43,176
Total	16,408,576
NET INCREASE	44,470,764
TRANSFERS	
Transfers into fund	7,881,616
Transfers out of fund	(27,324,977)
Net transfers	(19,443,361)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001	186,591,011
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	$ 211,618,414

FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES OF
FLORIDA POWER & LIGHT COMPANY

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/02	PRICE 12/31/02	HISTORICAL COST	MARKET VALUE 12/31/02
AIM BALANCED A	308.728	$20.81	$ 6,642.67	$ 6,424.63
AIM BLUE CHIP A	98.315	$8.94	927.67	878.93
AIM CONSTELLATION A	2,261.659	$16.63	44,799.27	37,611.39
AIM GLOBAL AGGR GRTH	408.051	$11.04	4,884.42	4,504.88
AIM PREM EQUITY A	8,391.696	$7.51	79,989.67	63,021.64
AIM WEINGARTEN A	545.932	$9.24	5,415.28	5,044.41
ALGER CAP APPREC I	22,729.534	$8.44	317,744.98	191,837.27
ALGER MIDCAP GRTH I	15,355.049	$10.49	211,668.81	161,074.46
ALGER SMALL CAP I	767.416	$10.96	10,767.09	8,410.88
AMR LARGE CAP VAL PA	0.004	$12.16	0.06	0.05
AMR SH TERM BOND PA	485.721	$9.49	4,587.92	4,609.49
ARIEL APPRECIATION	18,423.795	$33.06	677,058.93	609,090.66
ARIEL FUND	15,932.886	$35.24	591,159.89	561,474.90
ARIEL PREM BOND INV	2,935.062	$10.62	30,268.28	31,170.36
BARON ASSET FUND	872.505	$34.42	36,751.80	30,031.62
BARON GROWTH	9,251.498	$26.90	277,929.59	248,865.29
BGI RUSSELL 2000 K	61,714.935	$6.78	492,978.49	418,427.26
BRANDYWINE FUND	480,262.859	$18.28	15,285,712.91	8,779,205.06
CALVERT NEWVIS SM CP	2,637.331	$13.90	48,016.11	36,658.90
CS CAP APPREC COM	159.956	$12.15	2,428.48	1,943.47
CS SMALL CAP VAL COM	5,664.450	$17.27	118,758.16	97,825.05
CS STRATEGIC VAL COM	216.348	$10.53	2,389.91	2,278.14
DOMINI SOCIAL EQUITY	1,459.179	$21.60	39,164.16	31,518.27
DREY FNDRS BALNCED F	113.795	$6.69	844.44	761.29
DREY FNDRS DISCVRY F	3,236.523	$19.04	90,371.43	61,623.40
DREY FNDRS G & I	27.667	$3.50	100.55	96.83
DREY FNDRS GROWTH F	372.911	$7.48	3,624.83	2,789.38
DREY FNDRS WW GRTH F	57.722	$8.33	563.37	480.82
FID AGGRESSIVE INT'L *	3,850.843	$10.73	46,193.11	41,319.55
FID ASSET MANAGER *	5,498.611	$13.80	77,698.75	75,880.83
FID ASSET MGR AGGRES *	154.095	$6.93	1,203.39	1,067.88
FID ASSET MGR GROWTH *	1,085.381	$11.97	15,776.25	12,992.01
FID ASSET MGR INCOME *	1,283.235	$10.86	14,313.22	13,935.93
FID FREEDOM 2000 *	142.521	$11.01	1,586.77	1,569.16
FID FREEDOM 2010 *	4,096.562	$11.44	48,645.35	46,864.67
FID FREEDOM 2020 *	4,087.500	$10.64	49,683.66	43,491.00
FID FREEDOM 2030 *	3,122.867	$10.24	37,456.76	31,978.16
FID FREEDOM INCOME *	29.345	$10.60	314.62	311.06
FID INDEPENDENCE FD *	2,722.931	$13.07	44,835.41	35,588.71
FID INST SH-INT GOVT *	1,180.298	$9.82	11,189.22	11,590.53
FID SM CAP INDEPEND *	3,427.904	$13.30	49,889.66	45,591.12
FIDELITY AGGR GROWTH *	15,338.021	$11.19	263,578.29	171,632.46
FIDELITY BALANCED *	13,324.436	$13.29	193,319.27	177,081.76
FIDELITY BLUE CHIP *	4,526.490	$31.94	171,180.99	144,576.09
FIDELITY CANADA *	12.208	$18.12	227.40	221.21
FIDELITY CAP & INC *	11,930.562	$6.28	77,340.68	74,923.93
FIDELITY CAP APPREC *	1,551.996	$16.18	31,004.79	25,111.30
FIDELITY CONTRA II *	2,709.794	$8.67	26,457.48	23,493.92
FIDELITY CONV SEC *	9,946.611	$16.34	178,284.53	162,527.62
FIDELITY DISC EQUITY *	6,930.438	$17.97	140,831.76	124,539.97
FIDELITY DIVD GROWTH *	35,641.350	$22.32	956,773.79	795,514.93
FIDELITY DIVERS INTL *	5,695.429	$17.16	109,651.51	97,733.56
FIDELITY EMERG MRKTS *	8,597.760	$7.21	56,588.45	61,989.85
FIDELITY EQ INC II *	8,360.010	$17.39	175,773.78	145,380.58
FIDELITY EQUITY INC *	8,664.329	$39.67	393,779.15	343,713.93
FIDELITY EUR CAP APP *	1,558.493	$13.83	26,282.85	21,553.96
FIDELITY EUROPE *	1,252.098	$18.32	30,177.37	22,938.43
FIDELITY EXP & MULTI *	11,733.363	$13.75	188,877.67	161,333.74
FIDELITY FIFTY *	20,287.596	$16.04	347,635.34	325,413.04
FIDELITY FUND *	2,758.004	$22.26	73,358.13	61,393.17
FIDELITY GINNIE MAE *	40,967.634	$11.24	452,898.15	460,476.21
FIDELITY GLOBAL BAL *	11.506	$14.78	172.10	170.06
FIDELITY GOVT INCOME *	48,259.834	$10.48	500,034.87	505,763.06
FIDELITY GR & INC II *	3,444.847	$7.59	29,949.22	26,146.39
FIDELITY GROWTH CO *	7,457.231	$35.42	348,190.91	264,135.12
FIDELITY HIGH INCOME *	7,761.613	$7.60	62,574.98	58,988.26
FIDELITY INT GOV INC *	80,171.130	$10.38	812,284.20	832,176.33
FIDELITY INTER BOND *	54,293.360	$10.73	567,501.35	582,567.75
FIDELITY INTL GR&INC *	227.412	$16.82	3,747.22	3,825.07
FIDELITY INVST GR BD *	16,960.583	$7.57	125,183.39	128,391.62
FIDELITY JAPAN *	2,547.187	$8.43	27,120.52	21,472.78
FIDELITY LATIN AMER *	336.742	$9.33	5,075.48	3,141.81
FIDELITY LG-CAP STK *	5,248.951	$11.15	76,324.31	58,525.81
FIDELITY LOW PR STK *	93,394.720	$25.17	2,591,284.92	2,350,745.10
FIDELITY MAGELLAN *	414,283.367	$78.96	41,716,781.32	32,711,814.66
FIDELITY MID-CAP STK *	18,251.047	$16.26	381,335.34	296,762.03
FIDELITY NEW MKT INC *	16,572.233	$11.33	183,728.79	187,763.40
FIDELITY OTC PORT *	953,562.031	$23.91	41,536,182.97	22,799,668.16
FIDELITY OVERSEAS *	283,270.147	$22.00	9,458,216.99	6,231,943.24

FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES OF
FLORIDA POWER & LIGHT COMPANY

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/02	PRICE 12/31/02	HISTORICAL COST	MARKET VALUE 12/31/02
FIDELITY PAC BASIN *	173.036	$12.76	2,426.47	2,207.94
FIDELITY PURITAN *	18,943.878	$15.79	313,183.54	299,123.84
FIDELITY REAL ESTATE *	44,260.504	$18.39	839,752.95	813,950.67
FIDELITY RET GOVT MM *	7,307,540.480	$1.00	7,307,540.48	7,307,540.48
FIDELITY SE ASIA *	5,097.780	$9.66	63,453.24	49,244.55
FIDELITY SH TERM BD *	6,134.586	$8.99	53,889.36	55,149.93
FIDELITY SM CAP STK *	15,278.954	$11.84	214,053.62	180,902.81
FIDELITY STK SELECTR *	240.140	$16.58	4,241.53	3,981.52
FIDELITY STRAT INC *	2,382.428	$9.40	21,758.08	22,394.82
FIDELITY TREND *	345.467	$38.64	13,713.25	13,348.84
FIDELITY US BD INDEX *	827,532.408	$11.24	8,920,072.68	9,301,464.26
FIDELITY UTILITIES *	690.168	$9.70	8,658.13	6,694.63
FIDELITY VALUE *	21,988.842	$46.39	1,098,744.11	1,020,062.38
FIDELITY WORLDWIDE *	2,835.549	$11.88	41,335.61	33,686.32
FKLN SMMIDCAP GRTH A	1,485.897	$21.95	44,259.19	32,615.44
FMA SMALL COMPANY IS	1,865.585	$16.18	32,798.83	30,185.17
FPA CRESCENT	11,266.648	$17.40	190,502.16	196,039.67
FPL CONS INV STRGY *	181,445.466	$18.42	2,528,983.96	3,342,225.48
FPL GROUP STK LESOP *	3,622,753.667	$16.31	46,939,135.06	59,087,112.31
FPL GROUP STOCK *	6,168,488.385	$16.15	67,102,746.75	99,621,087.41
FPL MANAGED INCOME *	79,758,143.200	$1.00	79,758,143.20	79,758,143.20
INVESCO CORE EQUITY	2,320.208	$9.57	27,605.01	22,204.39
INVESCO DYNAMICS	3,941.302	$10.66	76,995.89	42,014.28
INVESCO GROWTH INV	24,082.508	$1.53	66,686.22	36,846.24
INVESCO HIGH YIELD	9,477.761	$3.28	43,238.29	31,087.06
INVESCO SEL INCOME	5,938.085	$5.20	30,305.76	30,878.04
INVESCO SM CO GROWTH	3,395.082	$8.33	37,042.71	28,281.03
INVESCO VALUE EQUITY	1,949.228	$15.74	38,101.44	30,680.85
JANUS ADV AGG GRTH I	506.670	$15.49	8,968.29	7,848.32
JANUS ADV BALANCED I	152.980	$21.00	3,279.21	3,212.58
JANUS ADV CAP APPR I	102.382	$17.92	1,928.19	1,834.69
JANUS ADV FLEX INC I	1,720.104	$12.45	21,210.81	21,415.29
JANUS ADV WRLDWIDE I	1,766.775	$21.61	48,659.70	38,180.01
JANUS ADVISER GRTH I	107.636	$15.21	1,811.69	1,637.15
JANUS ADVISER INTL I	15.788	$18.17	292.36	286.87
JANUS FLEX INCOME	3,824.666	$9.63	36,179.18	36,831.53
LONG-TERM STRGY *	931,065.675	$21.05	15,978,128.55	19,598,932.46
MANAGERS BOND FUND	14,992.220	$23.45	338,409.17	351,567.56
MANAGERS CAP APPREC	510.727	$20.36	10,756.97	10,398.40
MANAGERS SPECIAL EQ	906.542	$55.08	58,595.01	49,932.33
MANAGERS VALUE	42.273	$20.69	887.65	874.63
MODERATE GRWTH STRGY *	700,002.528	$21.72	11,025,267.89	15,204,054.92
MSI EMERGING MKTS B	2,620.678	$10.06	29,880.76	26,364.02
MSI EQUITY GROWTH B	6,239.773	$12.34	95,094.63	76,998.80
MSI INTL MAGNUM B	33.968	$8.04	273.21	273.10
MSI SM CO GROWTH B	1,416.053	$7.26	12,801.77	10,280.54
MSI VALUE EQUITY B	16,444.274	$7.21	153,150.77	118,563.22
MSIFT CP FX INC ADV	2,312.908	$11.52	26,916.14	26,644.70
MSIFT MIDCAP GTH ADV	1,347.268	$11.86	22,167.87	15,978.60
MSIFT VALUE ADVISER	840.138	$11.64	10,565.83	9,779.21
MUTUAL DISCOVERY A	2,584.135	$16.06	49,186.94	41,501.20
MUTUAL SHARES CL A	2,437.232	$16.78	46,514.08	40,896.76
NB FOCUS TRUST	4,662.315	$16.07	100,196.18	74,923.40
NB GENESIS TRUST	5,914.916	$28.14	177,692.06	166,445.74
NB MANHATTAN TRUST	294.329	$7.07	2,186.41	2,080.91
NB PARTNERS TRUST	0.008	$12.03	0.12	0.10
PBHG EMERGING GROWTH	12,896.141	$8.39	117,705.02	108,198.62
PBHG GROWTH FUND	676.631	$14.18	12,748.47	9,594.62
PIMCO CAP APPR ADMIN	1,933.400	$12.54	31,482.47	24,244.84
PIMCO GLOBAL BOND AD	13,837.880	$9.82	129,377.71	135,887.98
PIMCO HIGH YIELD ADM	17,244.945	$8.52	152,768.10	146,926.93
PIMCO LOW DUR ADM	8,976.369	$10.27	92,018.28	92,187.31
PIMCO LT US GOVT ADM	31,655.731	$11.06	347,478.54	350,112.38
PIMCO MID CAP ADMIN	1,998.863	$15.38	37,966.53	30,742.52
PIMCO TOT RETURN ADM	78,572.494	$10.67	834,504.63	838,368.52
RHJ MICRO CAP	8,785.240	$13.00	141,283.03	114,208.12
RS EMERGING GROWTH	2,625.083	$19.15	80,233.67	50,270.34
RS SMALLER CO GROWTH	1,577.589	$12.79	31,117.32	20,177.36
SCUDDER GLOBAL DISC	1,719.048	$18.73	44,036.60	32,197.77
SCUDDER GROWTH & INC	3.821	$15.98	69.67	61.06
SCUDDER INTL FUND S	976.689	$30.36	37,956.50	29,652.28
SPARTAN 500 INDEX *	7,588.585	$60.47	529,415.16	458,881.74
SPARTAN INTL INDEX *	1,187.279	$20.14	24,950.06	23,911.80
SPARTAN US EQ INDEX *	1,146,170.417	$31.15	36,100,515.76	35,703,208.49
SPTN EXTND MKT INDEX *	573.187	$19.23	13,057.42	11,022.39
SPTN TOTAL MKT INDEX *	99.656	$23.05	2,393.67	2,297.07
STRONG ADV COM STK Z	459.154	$15.97	8,360.40	7,332.69
STRONG DISCOVERY	2,735.808	$14.42	46,033.80	39,450.35
STRONG GOVT SECURITY	28,469.582	$11.14	314,286.43	317,151.15
STRONG GROWTH FUND	2,877.436	$13.21	43,410.70	38,010.92
STRONG LG CAP GROWTH	821.711	$16.51	30,172.66	13,566.45
STRONG MULTI CAP VAL	369.174	$40.13	20,017.23	14,814.96
STRONG OPPORTUNITY	4,045.250	$28.70	148,034.21	116,098.68
STRONG SHORTTERM BND	9,352.358	$8.85	82,302.00	82,768.37
TCW GAL AGGR GRTH N	1,508.201	$7.88	13,519.76	11,884.62
TCW GALILEO SEL EQ N	19,796.014	$11.40	264,223.82	225,674.56

FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES OF
FLORIDA POWER & LIGHT COMPANY

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/02	PRICE 12/31/02	HISTORICAL COST	MARKET VALUE 12/31/02
TEMPLETON DEV MKTS A	75.250	$10.00	756.75	752.50
TEMPLETON FOREIGN A	177,702.802	$8.31	1,745,580.94	1,476,710.28
TEMPLETON GROWTH A	5,956.457	$15.93	104,743.02	94,886.36
TEMPLETON WORLD A	598.723	$12.89	8,969.22	7,717.54
TMPL FOREIGN SM CO A	5,527.656	$12.45	79,235.80	68,819.32
TMPL GLOBAL BOND A	473.381	$8.97	4,016.87	4,246.22
TRP EQUITY INCOME	199,960.635	$19.79	4,862,216.53	3,957,220.96
USAA CORNERSTONE	12.164	$20.76	258.36	252.52
USAA EMERGING MKTS	6,736.630	$6.58	54,881.90	44,327.03
USAA GNMA TRUST	6,476.349	$10.24	65,287.69	66,317.81
USAA GROWTH FUND	75.153	$9.87	843.12	741.76
USAA INCOME FUND	10,097.739	$12.40	122,557.03	125,211.96
USAA INCOME STOCK	1,755.915	$12.37	28,712.53	21,720.67
LEVERAGED ESOP EMPLOYER SECURITIES *	1,842,581.640	$60.13	53,434,867.56	110,794,434.01
PARTICIPANT LOAN BALANCES *				
(4.75% TO 9.00%; MATURING 2003-2007)			16,468,071.71	16,468,071.71
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$ 481,896,853.21	$ 551,742,615.79

* PARTY-IN-INTEREST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003

Employee Thrift and Retirement Savings Plan
for Bargaining Unit Employees of
Florida Power & Light Company
(Name of Plan)

By: JAMES K. PETERSON
James K. Peterson
Chairman of the Employee Benefit Plans
Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Independent Auditors' Consent
99	Section 906 Certification